

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2022

Yanming Liu
Chief Executive Officer
Venus Acquisition Corporation
477 Madison
Avenue, 6th Floor
New York, NY 10022

      Re: Venus Acquisition Corp
          Amendment No. 4 to Registration Statement on Form S-4
          Filed January 7, 2022
          File No. 333-257518

Dear Mr. Liu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Form S-4 filed January 7, 2022

Cover Page

1.   We note the following disclosures:

- "VIYI controls and receives the economic benefits of Shenzhen Yitian's business operations through certain contractual arrangements. As a result of these contractual arrangements, VIYI exerts control over Shenzhen Yitian and its subsidiaries";

- "Shenzhen Yitian is controlled through contractual agreements";

- "VIYI may not be able to exert effective control over its VIEs"; and

- "after the completion of the Business Combination, VIYI . . . will continue to control and receive economic benefits from Shenzhen Yitian and its subsidiary through a series of contractual arrangements."

With respect to the above disclosures (and any other similar disclosures throughout your filing), please revise so that any references to control or benefits that accrue to you because of the VIE are limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes. For additional guidance, please consider Comment 6 of our Sample Letter to China-Based Companies.

Prospectus Summary, page 11

2. Please revise the summary section to disclose how your corporate structure, which involves a VIE based in China, may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits. For additional guidance, consider Comment 5 of our Sample Letter to China-Based Companies.

General

3. You reference Shenzhen Yitian as VIYI's VIE. Please revise to refer to this entity as "the VIE", as opposed to "VIYI's VIE."

You may contact Amanda Kim, Senior Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Bill Huo, Esq.